SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 25, 2013

List of materials

Documents attached hereto:

i) Press release announcing Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2013

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

News & Information

No: 13-051 E
Date: April 25, 2013

Sony Announces Revision of Consolidated Forecast
for the Fiscal Year Ended March 31, 2013

Tokyo, April 25, 2013 -- Sony has revised its consolidated results forecast for the fiscal year ended March 31, 2013 from that announced on February 7, 2013.

Consolidated Results Forecast for the Fiscal Year ended March 31, 2013

	(Billions of yen)
	April Forecast	Change from February Forecast	February Forecast	Change from March 31, 2012 Actual Results	March 31, 2012 Actual Results
Sales and operating revenue	¥6,800	+3.0%	¥6,600	+4.7%	¥6,493.2
Operating income (loss)	230	+76.9	130	-	(67.3)
Income (loss) before income taxes	240	+60.0	150	-	(83.2)
Net income (loss) attributable to Sony Corporation’s stockholders	40	+100.0	20	-	(456.7)

The forecast for consolidated results for the fiscal year ended March 31, 2013, as announced on February 7, 2013, was based on assumed foreign currency exchange rates for the fourth quarter (from January 1, 2013 to March 31, 2013) of approximately 88 yen to one U.S. dollar and approximately 115 yen to one euro.  The average rates for the fourth quarter were 92.4 yen to one U.S. dollar and 121.9 yen to one euro.

Consolidated sales are expected to be above the February forecast, primarily due to the favorable impact of the depreciation of the yen in the fourth quarter and financial services revenue which exceeded the February expectation, reflecting a rise in the Japanese stock market in the fourth quarter.

Consolidated operating income is expected to exceed the February forecast; approximately 230 billion yen of operating income is expected to be recorded.  The primary factors affecting the change in the consolidated operating income forecast are:

●
The aggregate amount of operating income recorded from the gains of the asset sales in the fourth quarter which include certain shares of M3, Inc., Sony’s U.S. headquarters building at 550 Madison Avenue in New York City and the “Sony City Osaki” office building and premises in Tokyo, and a remeasurement gain related to the sale of certain shares of M3, Inc. is anticipated to significantly exceed the February forecast.

●
Operating income in the Financial Services segment is expected to significantly exceed the February forecast primarily due to improved investment performance at Sony Life reflecting a rise in the Japanese stock market in the fourth quarter.

●	The yen depreciated further against foreign currencies than was assumed in February, favorably impacting operating income.

●
The February operating income forecast incorporated uncertainties associated with individual asset sales and the possibility of further deterioration of Sony’s operating environment, most of which were not realized.

The consolidated income before income taxes forecast was revised upward primarily due to the aforementioned revision in the operating income forecast, partially offset by a net foreign exchange loss that was not included in the February forecast.

Net income attributable to Sony Corporation’s stockholders is expected to be approximately 40 billion yen, exceeding the February forecast for the fiscal year ended March 31, 2013.

The current forecast has been prepared based on information available at the time of the issuance of this release.  Actual results may differ from this forecast due to a variety of factors.  See “Cautionary Statement” below for further details.

The actual consolidated results for the fiscal year ended March 31, 2013 and the consolidated results forecast for the fiscal year ending March 31, 2014 are scheduled to be announced on May 9, 2013.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/

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